Securities And Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CEPHEUS ACQUISITION CORP.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
Applied For
(CUSIP Number)
Geoffrey C. Cheney
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600
Fax: 305-349-4769
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 18, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	Applied For	13D	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Success Parking USA LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		31,390,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,390,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

00

CUSIP No.	Applied For	13D	Page	3	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsahi Merkur

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,390,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

31,390,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. Applied For	13D	Page 4 of 6 Pages
ITEM 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the common stock, $0.0001 par value, of Cepheus Acquisition Corp., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at One S.E. 3rd Avenue, 25th Floor, Miami, FL 33131.
ITEM 2. IDENTITY AND BACKGROUND.
          This statement is filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Success Parking USA LLC (“SPU”), and Tsahi Merkur (collectively, the “Reporting Persons”). SPU is a Delaware limited liability company and Tsahi Merkur, its sole member and sole manager, is an Israeli citizen. SPU’s address is One S.E. 3rd Avenue, 25th Floor, Miami, FL 33131.
          Mr. Merkur is the owner and CEO of Success Parking, L.T.D., an Israeli corporation that owns and operates parking facilities in the State of Israel. His business address is 1 Karlibach Street, Tel Aviv, Israel. SPU is a limited liability company formed in Delaware for the purpose of acquiring and holding shares in the Company.
          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          SPU used working capital to make the acquisition of Common Stock and paid $69,990 to acquire 31,390,000 shares of Company common stock from William Tay.
          For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons acquired beneficial ownership of 31,390,000 shares which is all of the Issuer’s outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 18, 2011).
          For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 31,390,000 shares.
          Mr. Merkur has shared beneficial ownership of the 31,390,000 shares held by SPU through his ownership and control of SPU.
ITEM 4. PURPOSE OF TRANSACTION.
          The Reporting Persons purchased the shares of Common Stock to acquire the ownership and control of the Company. The Reporting Persons intend to increase the number of members of the Company’s Board of Directors and to fill such positions at a later date. The Reporting Persons may use the Company to acquire real estate in the U.S., including parking facilities.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	The Reporting Persons beneficially own 31,390,000 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	SPU has sole power to vote or dispose of all the shares of Common Stock of the Issuer. Mr. Merkur has shared power to vote or dispose of all of the shares of Common Stock of the Issues.

CUSIP No. Applied For	13D	Page 5 of 6 Pages
(c)	Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Not Applicable
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1.	Share Purchase Agreement dated as of April 26, 2011, between William Tay and Success Parking USA LLC.

2.	Joint Filing Agreement, dated as of May 18, 2011, by and among the Reporting Persons.

CUSIP No. Applied For	13D	Page 6 of 6 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011	SUCCESS PARKING USA LLC
	By:	/s/ Tsahi Merkur
Tsahi Merkur, Sole Manager

	By:	/s/ Tsahi Merkur
Tsahi Merkur, Individually